MAIL STOP 0511
	November 5, 2004
Gerald J. Shields
President
Trend Technology Corporation
Suite 1020
510 Burrard Street
Vancouver, British Columbia
V6C 3A8 Canada

RE:	Trend Technology Corporation
	Registration Statement on Form 10-SB12G
	File No. 000-50978
	Filed on October 7, 2004

Dear Mr. Shields:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Page references refer to the marked courtesy copy provided to the staff.


Facing Page of Form 10-SB

1. Please revise your facing page to indicate whether any securities are being registered under Section 12(b) of the Act.

Description of Business

2. We note your statement that "during the period March, 2003 to September, 2003, we scouted locations in British Columbia for the potential staking of claims." We also note statements in the Notes to Financial Statements that the company commenced operations on November
14, 2003.   Finally, we note your statement in the Plan of Operation
section "during the period June to December, 2003 we obtained stock subscriptions ... this financing activity was done concurrently with our start up exploration activities." Please revise your disclosure or advise us how the statements are consistent.

3. Revise to provide the details of your offering from October to December 2003. Indicate the amount of money raised and the number of shares sold. Disclose the number of investors in your offering.

4. We note your statement that "further exploration will be required before a final evaluation is made as to economic and legal feasibility
of our property."   Clarify your reference to the "legal feasibility"
of your property.  We may have further comment.

5. Revise to identify who has been commissioned to provide a comprehensive technical report on your property.

6. We note your statement that "we staked our Copper Prince property in South Central British Columbia ...."  Supplementally advise us who staked your claims.  Also advise us whether the person(s) who staked
your claims received compensation from the company.   We may have
further comment.

7. Indicate what minerals the company is seeking in its exploration activities.

8. Revise to indicate your competitive position in the mining industry.

9. Address the availability of supplies used for your exploration activities.

10. Revise to describe the applicable mining regulations in Canada.

11. We note your statement "we are not in a business which requires governmental approval for principal products or services." We do not understand your statement given your disclosure that numerous government approvals are necessary in order to commence mining.
Revise as appropriate. Also address whether the company need governmental approval to conduct its exploration program.

12. You state that if you are unable to raise capital to pay for extensive claim exploration, you will enter into joint ventures; however, you have no plan to raise additional funds in the next 12 months. Please clearly state whether you will have to raise capital to pay for claim exploration.




13. You state that you will acquire new properties through option agreements where new properties can be acquired on favorable terms. Please explain the types of businesses you are seeking. Also, indicate whether you have entered into negotiations or agreements, preliminary or otherwise, with any potential acquisitions. Please explain how you plan to acquire properties through option agreements. Please explain how and who will find new properties to acquire and whether anyone will receive finders` fees.

14. Provide information required by Item 101(c) of Regulation S-B regarding reports to security holders.

15. Please disclose that you are filing this Form 10-SB on a voluntary basis and explain the reason(s) for the filing.

16. We note the statement that your "consultants have extensive industry experience and are familiar with all government approvals in order to comment mining." Please revise any language that reflects Trend Technology`s opinion or is promotional in nature through out the prospectus. Furthermore, please disclose the identities of your consultants and describe the principal terms of any agreements with them. Material agreements should also be filed as exhibits.

17. We note the statement "we have not expended any funds on research and development activities and do not expect to do so in the foreseeable future." Please revise the disclosure to discuss the costs of research and development activities you conducted in phase 1.

18. Please disclose the minimum number of hours per week your officers will devote to your business.

19. Clarify whether you anticipate using company employees, consultants or contractors to perform your exploration.

Plan of Operation, page 8

20. You state that during the period of June to December, 2003, you obtained stock subscriptions for 9,202,300 shares at $0.01 per share to raise proceeds of approximately $99,000. If the shares were sold at $0.01 per share, you would have raised $92,023. Further, on page 21, you disclose that you issued 9,902,300 shares on March 31, 2004. Please reconcile inconsistencies or clarify the statements.



21. Please clearly disclose the amount of capital you allocate to cover the general and administrative expenses for the next 12 months and the amount you will allocate to acquire additional mineral exploration prospects.

22. We note your statement that "the property is approximately 12 km north-northeast of Princeton Mining Corp.`s Copper Mountain mine which currently has three productive orebodies." We do not understand why you have included the reference to Princeton Mining Corp.`s Copper Mountain mine. Having a property with a productive mine near your property does not indicate that there are any recoverable minerals on your mining claims. Revise to delete the noted statement or advise us of the basis for your statement.

23. Explain the statement, "[a] Geographical Information System (GSI) was set up for the enlarged property using North America Datum 1983 as the grid points for all past and future surveys."

24. Indicate the number of rock samples taken in Phase I and sent to Acme Analytical Laboratories.

25. Describe in more detail the activities you performed in your Phase I exploration.

26. Describe in more detail the activities you will perform in your Phase II exploration. It is not clear from the prospectus what Phase II entails. Is there a Phase III or IV? Please discuss precisely the activities that you plan to engage in each phase.

27. Describe in greater detail your proposed program of exploration beyond Phase II.

28. In discussing your plan of operations for the next twelve months as required by Item 303(a) of Regulation S-B, please provide detailed milestones to the business plan, including a discussion of the milestones you have yet to achieve and the specific steps needed to accomplish each milestone. Also provide a timeline for reaching each milestone in weeks or months. In your discussion, provide a detailed analysis of the costs of each step and how you intend to finance this project. We may have further comment.

29. Clarify when during the year exploration activities maybe conducted at your properties.

Description of Property

30. Clarify whether the company`s agreement with Mr. Gerald Shields regarding the office space is a legally enforceable agreement.




31. Supplementally provide us copies of Figure 1, Figure 2 and Figure 3 reference in this section.

Security Ownership of Certain Beneficial Owners and Management, page
18

32. Please identify the officers and directors of the company in your beneficial ownership table.

33. Please confirm the number of shares presented in the table include the amount of shares with respect to which the persons have the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights.

34. We understand that Gerald R. Tuskey, a beneficial owner of 30.29% of your shares, is also your legal counsel for this filing. Please advise on a supplemental basis the date and manner Mr. Tuskey acquired the shares and the price he paid for the shares. We also refer you to the definition of "promoter" under Rule 405 of Regulation C and if applicable, you should provide the full disclosure required by Item 404(d) of Regulation S-B regarding Mr. Tuskey.

35. Revise to indicate the number of shares of common stock outstanding.

Directors, Executive Officers, Promoters and Control Persons, page 19

36. Please disclose the identities of your officers and directors before April 2004.

37. Please disclose the beginning date of Mr. Shields` directorship with SCS Solar Computing Systems Inc. and its business.

38. Indicate the business conducted by Resource Management Associates.

39. You state that your officers and directors may be involved with other companies in the future and direct conflicts of interest may arise. Please discuss whether the officers and directors plan to become involved with another mining company. Also, please address their fiduciary duty towards the company and the shareholders.

Executive Compensation, page 20

40. We note that Mr. Gerald Shields and Mr. Leonard MacMillan own 50,000 and 5,600 shares respectively. Supplementally advise us when they acquired their shares and the compensation they paid for those shares. Also tell us whether the consideration they paid per share is the same as the other investors in the company. We may have further comment.


Certain Relationships and Related Transactions, page 20

41. Please provide the information required by Item 404(d) of Regulation S-B.

Description of Securities, page 20

42. Please remove the statement, "[a]ll shares of our common stock issued and outstanding are fully paid and non-assessable" as you are not authorized to make such a statement.

Part II

Market Price of and Dividends on the Registrant`s Common Equity and Related Stockholder Matters, page 22

43. Revise to indicate the amount of common stock that could be sold pursuant to Rule 144 under the Securities Act. Also provide more detail regarding Rule 144.

44. Please confirm there are no securities authorized for issuance under equity compensation plans.

Recent Sales of Unregistered Securities, page 22

45. Please confirm that all securities are sold for cash; otherwise, disclose the information required by Item 701(c) of Regulation S-B.

46. Disclose the facts supporting your reliance upon Rule 506 of Regulation D as an exemption for these transactions, as required by
Item 701(d) of Regulation S-B. Please make the representation that there were no general solicitation or advertising.

47. We note your statement that "the purchasers who received shares under Rule 506 of Regulation D warranted their eligibility as an `Accredited Investor` as that term is defined in Regulation D".
Please note that you must make an independent determination of each purchaser`s qualification as an accredited investor in a private placement; it is insufficient in our view to solely rely on an investor`s own representations. Revise the disclosure to clarify that the company made the determination that each investor was an accredited investor.






Part - Financial Statements
Accounting Policies

48. Please clarify the second paragraph of Note 2(h) to indicate that the company does not presently report promissory notes, other receivables, accounts payable or accrued liabilities in its financial statements.

General

49. Please disclose the company`s intended fiscal year end in a note to the financial statements.

50. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements and related disclosures.

Engineering Comments

General

51. For your property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:
* The location and means of access to the property,
* A map(s) showing the location of your properties.
* Any conditions that you must meet in order to obtain or retain title to the property.
* A brief description of the rock formation and mineralization of existing or potential economic significance on the property.
* A description of the present condition of the property.
* A description of any work completed on the property.
* A description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of your property incurred to date and planned future costs.
* The source of power that can be utilized at the property.
If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature. Refer to Industry Guide 7 (b)(1)-(5) for specific guidance. Industry Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

52. Insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.

53. Remove all references in the document that use the term "mining" or "mining operations," or any term that can imply mineral production, such as "operations." In particular, substitute the term "mineral exploration" for "mining operations" or "mining exploration."

54. Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you need to fully disclose that your management lacks technical training and experience with exploring for, starting, and/or operating a mine. With no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. Their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, your operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry.

Description of Business, page 3

55. In the first paragraph of the Business Development section, you refer to development activities. "Development" and "production" have very specific meanings under Industry Guide 7(a)(4), (see http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7).
They reference the "development stage" when companies are engaged in preparing reserves for production, and "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If you do not have any "reserves," as defined by Guide 7, please remove the terms "develop," "development" or "production" throughout the document, and replace them, as needed, with the terms "explore" or "exploration." This includes the using of the terms in the Financial Statement head notes and footnotes see Instruction 1 to paragraph (a), Industry Guide 7.

Plan of operation, page 8
56. In the third paragraph, you refer to ore bodies.  Under SEC
Industry Guide 7, the terms "ores" or "ore body" are treated the same as the term "reserve." Since all deposits are not necessarily reserves, remove the term "ore" and "ore body" from this section.


Result of Phase I Exploration, page 9

57. As a general checklist, when reporting the results of sampling and chemical analyses:
* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally, use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over some area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure.
Revise your text accordingly.

Directors, Executive Officers, Promoters and control Persons, page 19
58. Disclose:
* Briefly, describe the person`s business experience during the past five years.
* The approximate percent of their time that the officers worked on affairs of your company this last year.
* Other significant responsibilities that they currently have with other companies.
See Item 401 of Regulation S-B.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Maureen Bauer at (202) 942-1824 if you have questions regarding comments on the financial statements and related matters. Questions on engineering comments should be directed to George Schuler at (202) 824-5527. Questions on other disclosure issues may be directed to Yuna Peng at (202) 942-1917, or to David Link, who supervised the review of your filing, at (202) 942-2999.





				Sincerely,


				John Reynolds, Assistant Director
				Office of Emerging Growth Companies

cc: 	Gerald Tuskey, Esq.
	Fax (604) 688-4933

Trend Technology Corporation
11/26/2004
Page 1